EXHIBIT 15

Randall N. Drake, C.P.A., P.A.

1981 Promenade Way

Clearwater, Florida 33760

Phone: (727) 536-4863

Acknowledgement of the use of a report on unaudited interim financial information.

We have reviewed, in accordance with standards of the Public Company Accounting Oversight Board, the unaudited interim financial information of Immobiliare Global Investments, Inc. as of June 30, 2011 and for the three and six month periods ended June 30, 2011, and have issued our report thereon dated September 23, 2011.  With respect to the Registration Statement No. 333-174261 on Form S-1 of, Immobiliare Global Investments, Inc., we acknowledge our awareness of the use therein of said report. As indicated in such report, because we did not perform an audit, we expressed no opinion on that unaudited information.

Randall N. Drake, CPA, PA

Randall N. Drake, CPA, PA

Clearwater, Florida

November 10, 2011